WOWJOINT

Building for Tomorrow

China's Innovative Infrastructure Solution Provider

Formerly

China Fundamental Acquisition Corporation

(OTCBB: WJHCF, Formerly CFQCF)



Forward-Looking Statements

WOWJOINT

This presentation includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; costs related to the acquisition; the performance of Wowjoint; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint's operating expenses, including steel and other raw materials prices; changes in laws and regulations adversely affecting the construction machinery and equipment business in which Wowjoint operates; potential liability from future litigation; and the diversion of management time on integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this presentation and documents submitted to the SEC. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

This presentation includes certain estimated financial information that is not derived in accordance with U.S. generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. Wowjoint believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of Wowjoint. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP. Such information and data may not have been included in, or may have been adjusted or presented differently in, China Fundamental's proxy statement filed with the SEC to solicit shareholder approval for the acquisition.

Company Overview

- Wowjoint is a market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of:
  - Railways
  - Highways
  - Bridges
  - Viaducts


铁十二局集团制梁场

- Among the top three providers in the China market in each of its main product lines:
  - Special Carrier
  - Tyre Trolley
  - Launching Gallery
  - Integrated Launching Carrier



- Leading innovator of key industry technologies with first mover advantage
  - First company to introduce the Prefabricated Segmental Bridge Construction Techniques to China
  - No. 1 manufacturer of integrated launching carrier and No. 1 designer of 900MT special carrier in China

Company Overview (continued)

WOWJOINT

- Grew from $2 million in orders in 2005 to $45 million in 2009 with expanding margins
- Expanding sales nationally and internationally (5% of sales in 2009 were international, projected to increase to approximately 15% for 2010)
  - Sales in 2008 and 2009 in Italy, Germany, Russia and the UAE
- Blue Chip customer base comprised of leading infrastructure players in the China market
  - Multibillion dollar public and private companies
- Advanced R&D and technical know-how
  - Strategic relationship with Beijing Jiaotong University
- Experienced management team with deep industry knowledge and government relationships:
  - Veterans of China Academy of Railway and Science; Beijing Railway Bureau

Select Financials

WOWJOINT

OTCBB Symbol (Nasdaq Application Filed 3-1-10)	WJHCF (Formerly CFQCF)
Fiscal Year	August 31
Last-Traded Price (3/31/10)	$7.10
Shares Outstanding*	7.9M
Diluted Shares (Treasury Method) *	10.1M
Market Capitalization	$56.1M
Management Ownership	57.6%
Revenue FY 2008	$36.2M
Net Income FY 2008	$3.9M
Revenue FY 2009	$44.6 ▲ 23%
Net Income FY 2009	$9.8M ▲ 148%
Diluted FY 2009 EPS	$0.97 ▲ 117%
Revenue Guidance FY 2010	$50-$55M ▲ 11-19%
Net Income Guidance FY 2010	$11.5-$12.5M ▲ 17-28%
* Post the business combination with the SPAC, Wowjoint has 7.94 million shares outstanding, warrants to purchase 7.25 million shares at $5.00, and 13,766 units. Diluted Shares utilized are calculated utilizing the treasury method.	

Company History

WOWJOINT

Wowjoint equipment and services were utilized in the construction of 5,600 km of railways from 2005 through 2009

2004

- Founded in March 2004

Projects:

- Design of Hangzhou Bay Bridge – the longest cross-sea bridge in the world



2005

Projects:

- Guangdong Express Railway (construction completed)
- Beijing to Tianjin (construction completed)



2006

- Obtained 5 Patents
  - Obtained first operation facility

Projects:

- Shijiazhuang to Taiyuan (under-construction)
- Fuzhou to Xiamen (under-construction)
- Zhengzhou to Xian (construction completed – commenced operation Feb. 2, 2010)



2007

- First time exporting to the Arab States

Projects:

- Wuhan to Guangzhou (under-construction)
- Beijing to Shanghai (under-construction)
- Harbin to Dalian (under-construction)

2008

- First time exporting to the European Market

Projects:

- Beijing to Shijiazhuang to Wuhan (under-construction)
- Shanghai to Hangzhou (under-construction)
- Wuhan to Jiujiang (under-construction)



2009

- Launched Integrated carrier

Projects:

- Beijing to Shanghai (continuation work)
- Shanghai to Hangzhou (continuation work)
- Tianjin to Qinhuangdao (under-construction)



2010

- Completed SPAC merger - February
- Introduced world's first maintenance vehicles for elevated roads
- First US transaction with PCL/Archer

Projects:

- Beijing to Shanghai (continuation work)
- Nanning to Guangzhou (under-construction)



Production Facilities


Beijing
Tongzhou
北京万桥兴业机械有限公司
BEIJING WOWJOINT MACHINERY CO

- Located near the Beijing Airport
- 330,000 square-foot across three facilities
- Total staff of 188, of which 65 are engineers and technicians

Steel Structure Manufacturing Workshop





Assembly Workshop





Testing Workshop (Outdoor)





Business Model

WOWJOINT


Project Sourcing
Manufacturing
Delivery
Market research
Bidding
Custom design
Negotiating & contracting
Cabinet fabrication
Machining process
Hydraulic / Electronic system
Component assembling
Testing
Dismantling products into components
Shipping to construction site
On-site installation
Maintenance

Primary Products
Selective Primary Products – Land Use

WOWJOINT

Current Products

1. Special Carrier Series	2. Tyre Trolley Series	3. Launching Gantry Series	4. Integrated Launching Carrier
Equipment for handling heavy and bulky loads	Equipment for transporting large and heavy loads	Equipment for erecting bridges and viaducts	Special Equipment
			
• Straddle Carrier/Mobilift • 450, 900MT Special Carrier • Slab Mobilift with Double Cantilevers • ASP $2 million	• Flat Tyre Trolley • Tyre Trolley for Box Beam with 17 axles • Tyre Trolley for Box Beam with 16 axles • ASP $2 million	• 450, 900,1400MT Launching Gantry with Shorter Under-bridge • 450, 900,1400MT Integrated Launching Carrier • Span by Span Launching Gantry • ASP $2 million	• Combination of Gantry, Carrier and Trolley • 450, 900MT • Going through Tunnels • ASP $4 -$5 million

Primary Products (continued)
Marine / Port Use and Products in Development

WOWJOINT

Current Products

5 — Marine Hoist Series

Equipment for handling large boats and yachts



- Marine Hoist (25MT) for large boats and ships
- Marine Hoist from 10MT to 1500MT
- ASP $250,000

6 — Special Purpose Equipment

Equipment for special construction purpose



- Telescopic Spreader for Straddle Carrier
- Straddle Carrier 60MT for Handling Railway Panels
- ASP $150,000

Products in Development

1 — Special Purpose Equipment

Railway and elevated road maintenance and inspection vehicle



- Constant tension cable unrolling vehicle
- Demand for elevated road inspection vehicles
- No comparable products in China
- Generates recurring revenues
- ASP $900,000

2 — Special Purpose Equipment

Equipment for loading and unloading containers



- Self- loading container carrier
- No comparable products in China currently

Blue Chip Customer Base

WOWJOINT

Some of the Largest and most Established Infrastructure Companies in China

中国铁建

China Railway Construction Corporation Limited (Hong Kong Exchange 1186.HK)
- One of the largest railway construction conglomerates in China

China Railway Group Limited (Hong Kong Exchange 0390.HK)
- A diverse railway conglomerate in China

China Communications Company Limited: (Hong Kong Exchange 1800.HK)
- One of the largest construction and service companies in highway, railway, port and dredging projects

Sinohydro Corporation
- One of the leading players in the engineering and construction of hydropower and hydraulic works; also a strong player in China water diversion projects

Access to Important Infrastructure Construction Projects


XINHUANET
Railways


Express Roads


Bridges


Seaports


Special Projects

Wowjoint Equipment Deployment Locations in China


“十一五”铁路网规划图
北疆铁路复线
南疆铁路复线
中吉乌铁路
包西通道
太原至中卫(银川)铁路
兰州至重庆铁路
青藏铁路延伸线
玉溪至磨憨铁路
昆明至河口铁路
哈大客运专线
津秦客运专线
石太客运专线
胶济客运专线
京沪高速铁路
沪汉蓉快速客运通道
京广客运专线
宁波-福州-厦门-深圳快速客运通道
向莆铁路

- Wowjoint's proprietary product – the 'Integrated Launching Carrier' is designed for mountainous regions like those in Western China and tunnels where much of the railways are to be constructed

Advanced Research and Development

WOWJOINT

Focused R&D Produces Industry Leading Products and Contract Wins

R&D Team

- 35-member engineering team focuses on product development and design
- Strategic partnership with Beijing Jiaotong University
  - Involved in establishing standards and strategic planning of China's rail infrastructure

Patents

Only Domestic Provider with Unique Patents

- 7 patents

- Integrated Launching Carrier with Bridge
- Special Launching Gantry for moving through tunnels
- Marine Hoist

- 8 patents pending



Products

Customized Equipment Meets a Wide Range of Construction Project Demands:

- Special Launching Carrier with Bridge
- Special Launching Gantry for moving through tunnels
- Marine Hoist

Projects

Technically Demanding and High Profile Infrastructure Projects:

- Shanghai Maglev Line
- Beijing to Tianjin High-Speed Railway
- Beijing to Shanghai High-Speed Railway

Leading Market Position

WOWJOINT

Leader in Customized Heavy Lifting & Carrying Equipment

Market Position of Wowjoint's Main Products by Contractual Sales in Railway Construction(1)

Equipment	Position	Competitors
Heavy (2) Launching Gantry	2	Wowjoint Beidaihe Tonglian Jixie Co., Ltd Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Heavy (2) Tyre Trolley	2	Wowjoint Beidaihe Tonglian Jixie Co., Ltd Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Heavy (2) Special Carrier	2	Wowjoint Zhengzhou Dafang Bridge-Machine Co., Ltd Beidaihe Tonglian Jixie Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Integrated Launching Carrier	1	Wowjoint No Competitors

(1) Wowjoint is the only provider of integrated launching carriers in China, with a 100% market share. Main customers of the product are China Railway Construction and China Railway Group

(2) Heavy constitutes equipment designed to handle 900 tons and above

(3) Competitors are not ranked by market share

Source: Company data

Sales and Marketing

WOWJOINT

Sales Force

11-person sales team

Responsible for communication with clients, market research, follow-up surveys and feed-back collection

Average sales cycle: 3-5 months

Primary focus on construction companies in the below sectors:

- Railways
- Highways
- Airports
- Seaports

Efficient bidding process – only bid on projects with greater than 80% chance of customer acceptance.

Marketing Activities

PR network with private and government agencies

Takes part in industry technology symposiums to improve products

Brand Leadership:

- Press conferences
- Trade shows
- Exhibitions
- Advertising
  - Industry magazines
  - Trade newspapers

Management

	Title	Years in Industry	Biography
	**Liu Yabin** Chairman/CEO & General Manager	27	• Co-founder • Director of research and senior engineer in China Academy of Railway Science for 14 years • Bachelors degree in in mechanics • English Speaking
	**Zhang Fude** Deputy General Manager	27	• Co-founder • Engineer in the locomotive operations and internal combustion engine department of Beijing Railway Bureau for 14 years • Bachelors degree in mechanics
	**Liu Liguo** Vice General Manager of Sales	14	• Co-founder • Bachelors degree in construction machinery • Fluent in English
	**Anthony Hung** Chief Financial Officer		• Investment banking for Deutsche Bank HK for 4 years • Private equity with Bastion Capital in Los Angeles • Investment banking with Bear Stearns Technology Investment Banking in New York

WOWJOINT

Infrastructure Investment in China

- Over $1,100 billion spending on infrastructure construction from 2009 to 2020

Project	Investment Plan
Railways	$730 billion on railway construction, 2009-2020
Highways	$165 billion on "7918 Network", 2009- 2020
City Rail Transit Lines	Total $170 billion investment, 2010-2013
South–North Water Diversion Project	Total $60 billion investment, 2009-2020

Source: National Bureau of Statistics of China

China's Economic Stimulus Package (2009-2010)

Approximately **$250 billion** for transportation infrastructure

$586 billion stimulus package


Rural infrastructure development
9.3%
Independent innovation
4.0%
Post-disaster reconstruction
25.0%
Affordable housing
7.0%
8.8%
Ecology and environment
1.0%
Health, culture, education
45.0%
Railways, highways, airports, power grid

Source: National Bureau of Statistics of China

Chinese Market Overview (continued)
Demand for Heavy Lifting & Carrying Equipment

High-Speed Railways (2009-2020) – Estimated Addressable Market

- $11.9 billion estimated market for lifting and carrying equipment for the planned 33,000km new railways from 2009-2020; approx. 60% is estimated to be elevated tracks, an addressable market for the Company's products
- One set of lifting and carrying equipment is required for approx. every 15-25km elevated tracks and viaducts
- 900-1400MT launching carriers and/or cantilever launchers are required

Source: China Railway Engineering Corp & Company Data

Demand



Unit: Set
1000
800
600
400
200
0
450
900
900
500
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier



USD Billion
3
2
1
0
1.1
1.6
1.9
2.8
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier

Source: Railway Construction, Industry Forecast

Subways and Intercity Railways (2010-2013) - Estimated Addressable Market

- $170 billion estimated investment in subways and intercity railways
- $100 million estimated market demand for relevant construction products over next 3 years
- 450MT integrated launching carriers and/or cantilever launchers are required to construct subways and intercity railway lines, assuming 30% are elevated tracks

Source: Company Data

Demand



USD Million
60
40
20
0
58
12
450-ton Integrated Launching Equipments
Cantilevel Launching Equipments
20 Units
40 Units

Historical Financial Performance Summary [1]

WOWJOINT

Revenue


USD Million
YoY Growth Rate:23.2%
50
40
30
20
10
0
36.2
44.6
2008
2009

Gross Profit / Gross Margin


USD Million
YoY Growth Rate:118.0%
15
10
5
0
40%
30%
20%
10%
0%
6.1
16.9%
13.3
29.8%
2008
2009
Gross profit
Gross Margin

Operating Profit / Operating Margin


USD Million
YoY Growth Rate:147.7%
15
10
5
0
30%
20%
10%
0%
4.4
12.2%
10.9
24.4%
2008
2009
Operating Profit
Operating Margin

Net Profit / Net Margin


USD Million
YoY Growth Rate:151.3%
15
10
5
0
25%
20%
15%
10%
5%
0%
3.9
10.8%
9.8
22.0%
2008
2009
Net Profit
Net Margin

Notes:
(1) Company's fiscal year ends on August 31 ,and all financial data included in this sector are from audit reports

Income Statement Key Figures (FY Ends August)

WOWJOINT

USD Thousand	FY2008A	FY2009A
Revenue, net	$ 36,233.4	$ 44,622.2
COGS	30,178.6	31,299.4
Gross profit	**6,054.8**	**13,322.7**
SG&A (exl. D&A)	1,526.9	2,185.9
EBITDA	**4,528.0**	**11,136.9**
D&A	169.1	240.2
Operating profit (EBIT)	**4,358.8**	**10,896.7**
Interest expense, net	24.8	21.6
Bank expense	19.3	11.9
Foreign currency exchange loss	-	203.7
Other expense (income)	3.3	36.5
Earnings before income tax	4,311.3	10,622.9
Income tax expenses	372.0	839.2
Net earnings	**$ 3,939.4**	**$ 9,783.8**

Balance Sheet Key Figures

WOWJOINT

USD Thousands	AUGUST 31, 2008	AUGUST 31, FY2009
Cash and Cash Equivalents	1,438.1	1,895.2*
Accounts Receivable, Net	12,727.7	14,447.4
Inventories	4,982.3	2,866.2
Costs and Estimated Earnings in excess of Billings	1,954.1	5,649.5
Property, Plant & Equipment	1,541.1	1,677.5
Intangible Net Assets	1,073.4	1,046.7
Other	9,971.2	2,337.9
Total Assets	**33,687.9**	**29,920.4**
Short-term Loans	730.4	730.9
Accounts Payable and Accrued Expenses	11,430.1	5,648.9
Taxes Payable	2,427.5	5,144.8
Other	10,948.5	452.8
Total Liabilities	**25,536.5**	**11,977.5**
Total Stockholders' Equity	**8,151.4**	**17,942.9**
Total Liabilities and Stockholders' Equity	**33.687.9**	**29,920.4**

*Does not include US$ 7.1 mil cash from SPAC business combination

Growth Drivers

- Domestic infrastructure spending
  - Ongoing national infrastructure plan
  - Infrastructure stimulus package



- Construction subcontracting
  - Capture additional margin on construction sites employing Wowjoint products
  - Contractors require Wowjoint to provide testing and training on site to begin each project
- Capital Equipment Leasing
  - Hold high demand products in inventory to deploy on a leased versus sale basis

Business Strategy

WOWJOINT

Value Proposition

Unique Market Opportunity	Leading Provider of Customized Heavy and Carrying Equipment	Accretive Acquisition Strategy	Market and profit expansion
Large Transportation Infrastructure investment plan and economic stimulus program	Continue developing products to widen consumer base Deliver higher product quality and technology for higher profit margin	Expand product lines and customer base - Enter into railway maintenance Direct financial benefits from accretive acquisitions Save transportation and fabrication costs	Expand globally to serve new markets leveraging on the size and cost competitiveness of domestic market

Contact Us

WOWJOINT

COMPANY:

Wowjoint Holdings Limited
Amy Kong, Senior Vice President of Capital Markets
Phone: +1-347-416-2705
Email: ak@email.wowjoint.com

INVESTOR RELATIONS:

HC International, Inc.
Scott Powell, Vice President
Phone: +1-917-721-9480
Email: spowell@hcinternational.net